      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1997

                                                      REGISTRATION NO. 333-25643
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              REDWOOD TRUST, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MARYLAND              591 REDWOOD HIGHWAY, SUITE 3100              68-0329422
 (STATE OR OTHER JURISDICTION OF        MILL VALLEY, CA 94941         (I.R.S. EMPLOYER I.D. NUMBER)
  INCORPORATION OR ORGANIZATION)            (415) 389-7373

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                          PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              GEORGE E. BULL, III
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              REDWOOD TRUST, INC.
                        591 REDWOOD HIGHWAY, SUITE 3100
                             MILL VALLEY, CA 94941
                                 (415) 389-7373
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                 DOUGLAS B. HANSEN                              PHILLIP R. POLLOCK, ESQ.
       PRESIDENT AND CHIEF FINANCIAL OFFICER                          TOBIN & TOBIN
                REDWOOD TRUST, INC.                         ONE MONTGOMERY STREET, 15TH FLOOR
          591 REDWOOD HIGHWAY, SUITE 3100                        SAN FRANCISCO, CA 94104
               MILL VALLEY, CA 94941                                 (415) 433-1400
                  (415) 389-7373

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
At any time and from time to time after the effective date of this Registration
           Statement in light of market conditions and other factors.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------
    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
                            ------------------------
    Pursuant to Rule 429(b), the Prospectus contained in this Registration Statement also relates to Registration No. 333-11665, filed by Registrant and declared effective September 19, 1996.
================================================================================

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED           , 1997)

                                X,XXX,XXX SHARES

                                      RWT

                              REDWOOD TRUST, INC.

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Redwood Trust, Inc. (the "Company"). The Company's Common Stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the
symbol "RWTI." On            , 1997, the last reported sales price per share of
Common Stock, as reported by Nasdaq, was $        . See "Market Prices and
Dividend Data."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

=========================================================================================
                                                           Underwriting
                                             Price to      Discounts and    Proceeds to
                                              Public      Commissions(1)    Company(2)
-----------------------------------------------------------------------------------------
Per Share................................        $               $               $
Total....................................        $               $               $
=========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriter and other matters.
(2) Before deducting expenses payable by the Company estimated at $        .


     The shares of Common Stock are offered by the Underwriter named herein, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of Montgomery Securities on or about
           , 1997.


                            ------------------------


                             Montgomery Securities

                                          , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING BIDS AND PURCHASES, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING.".

     CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE RELATED PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements (including notes thereto) appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Glossary to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 which is incorporated herein by reference.

                                  THE COMPANY


     Redwood Trust, Inc. ("Redwood Trust" or the "Company") was incorporated in Maryland on April 11, 1994 and commenced operations on August 19, 1994. The Company completed its initial public offering of 3,593,750 shares of common stock, par value $0.01 per share ("Common Stock") on August 4, 1995 at a price of $15.50 per share. The Company has had several additional public offerings of its Common Stock between August 4, 1995 and March 31, 1997. On August 8, 1996 the Company completed its public offering of 1,006,250 shares of Class B 9.74% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") at a price of $31.00 per share. On April 4, 1997 the Company completed its fifth public offering consisting of 1,100,000 shares of Common Stock at a price of $42.375 per share.



     The Company acquires and manages real estate mortgage assets ("Mortgage Assets") which may be acquired as whole loans ("Mortgage Loans") or as mortgage securities representing interests in or obligations backed by pools of mortgage loans ("Mortgage Securities"). The Company acquires Mortgage Assets that are secured by single-family real estate properties located throughout the United States with a special emphasis on properties located in the State of California, and may in the future acquire Mortgage Assets secured by multi-family and commercial real estate properties. Because the Company has elected to be subject to tax as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), it will generally not be subject to tax on its Federal income to the extent that it distributes its earnings to its stockholders and it maintains its qualification as a REIT. The Company is self-advised and self-managed. Its goal is to be an efficient long-term holder of Mortgage Assets.



     The Company was founded in 1994 by George E. Bull (Chairman and Chief Executive Officer), Douglas B. Hansen (President and Chief Financial Officer) and Frederick H. Borden (Vice Chairman and Secretary). This management team has extensive experience in managing portfolios of Mortgage Assets, arranging collateralized borrowings and utilizing asset/liability management techniques to hedge balance sheet risks. Additionally, they have served in various capacities in the banking, insurance, investment banking and investment management industries and have managed both healthy and troubled financial institutions as well as both performing and non-performing Mortgage Assets. This management team founded Redwood Trust with the objective of building a company that could compete favorably with its competitors by maintaining low operating expenses, utilizing the team's expertise in managing Mortgage Assets and electing to be subject to tax on its Federal income as a REIT.



     From the commencement of operations on August 19, 1994 through March 31, 1997, the Company acquired Mortgage Assets that had a carrying value at March 31, 1997 of approximately $2.6 billion. As of March 31, 1997, 97% of the Company's Mortgage Assets were investment grade equivalent (i.e., one of the four highest rating levels by one or more nationally recognized mortgage security rating agencies or the equivalent as determined by the Company), and the Mortgage Asset portfolio had an average credit rating equivalent of AA+, as determined by the Company.



     All of these Mortgage Assets were acquired in the secondary market for Mortgage Assets or directly from mortgage origination firms.


                             BUSINESS AND STRATEGY


     The Company's principal business objective is to produce net interest income on its Mortgage Assets while maintaining strict cost controls in order to generate net income for distribution to stockholders. To achieve its business objective and generate dividend yields that provide a relatively attractive rate of return for stockholders, the Company's strategy is:

     - to purchase Single-Family Mortgage Assets, the majority of which are currently expected to have adjustable interest rates based on changes in short-term market interest rates, with an emphasis on mortgage interests on residential properties located in California;

     - to manage the credit risk of its Mortgage Assets through, among other activities: (i) carefully selecting Mortgage Assets to be acquired, including an underwriting review of Mortgage Loans and lower-rated Mortgage Securities, (ii) following the Company's policies with respect to credit risk concentration which, among other things, require the Company to maintain a Mortgage Asset portfolio with a weighted average rating level of A- or better, (iii) actively monitoring the ongoing credit quality and servicing of its Mortgage Assets, and (iv) maintaining appropriate capital levels and allowances for possible credit losses;

     - to finance such purchases with the proceeds of equity offerings and, to the extent permitted by the Company's capital and liquidity policies, to utilize leverage to increase potential returns to stockholders through borrowings;

     - to attempt to structure its borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond (within a range of one to six months) to the interest rate adjustment indices and interest rate adjustment periods of the adjustable-rate Mortgage Assets purchased by the Company;

     - to utilize interest rate caps, swaps and similar instruments to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its Mortgage Assets during a period of rising interest rates;

     - to seek to minimize prepayment risk by structuring a diversified portfolio with a variety of prepayment characteristics and through other means;

     - to apply securitization techniques designed to enhance the value and liquidity of the Company's Mortgage Assets acquired in the form of Mortgage Loans by securitizing them into Mortgage Securities that are tailored to the Company's objectives;

     - to re-securitize portions of its Mortgage Securities portfolio when the underlying Mortgage Loans have improved in credit quality through seasoning or rising underlying property values, or when the credit quality of a junior class of security improves due to the prepayment of more senior classes, as such re-securitization transactions may result in improved credit ratings, higher market values and lowered borrowing costs;

     - to use Mortgage Assets to collateralize the issuance of long term collateralized mortgage bonds;

     - to broaden the scope of its mortgage acquisitions over time to include fixed rate single-family mortgages, multifamily mortgages and commercial mortgages when management deems such purchases to be in the best interests of shareholders; and


     - to strive to become more cost-efficient and capital efficient over time.



     The Company's principal competition in the business of acquiring and managing Mortgage Assets are financial institutions such as banks, savings and loans, life insurance companies, institutional investors such as mutual funds and pension funds, and certain other mortgage REITs. While many of these entities have significantly greater resources than the Company, the Company anticipates that it will be able to compete effectively due to its relatively low level of operating costs, relative freedom to securitize its assets, ability to utilize prudent amounts of leverage through accessing the wholesale market for collateralized borrowings, freedom from certain forms of regulation and the tax advantages of its REIT status.



     The Company plans to generate relatively attractive earnings and dividends while holding Mortgage Assets of higher credit quality and maintaining a lower interest rate risk profile as compared to its principal competitors. The Company will attempt to be increasingly cost-efficient by: (i) seeking to raise additional capital from time to time in order to increase its ability to invest in Mortgage Assets as operating costs are not anticipated to increase as quickly as Mortgage Assets and because growth will increase the Company's purchasing influence with suppliers of Mortgage Assets; (ii) striving to lower its effective borrowing costs over time through seeking direct funding with collateralized lenders rather than using Wall Street intermediaries and investigating the possibility of using commercial paper and medium term note programs; (iii) improving the efficiency of its balance sheet structure by investigating the issuance of various forms of debt and capital; and (iv) utilizing information technology to the fullest extent possible in its business.


  MORTGAGE ASSETS


     The Mortgage Assets purchased by the Company will consist primarily of Single-family, Multifamily and Commercial Mortgage Assets. Although all of the Company's Mortgage Assets purchased through March 31, 1997 were Single-Family adjustable rate Mortgage Assets, the Company may acquire Multifamily Mortgage Assets and Commercial Mortgage Assets from time to time in the future when this strategy is consistent with its Asset Acquisition/Capital Allocation Policies. At the present time, the Company expects a majority of its Mortgage Assets to continue to be comprised of assets bearing adjustable interest rates. However, fixed rate Mortgage Assets may be acquired when they satisfy the Company's Asset Acquisition/Capital Allocation Policies and management believes they will contribute to the Company's business objectives with respect to desired levels of income and dividend distributions. From time to time, the Company may also acquire common stock in other REITs that invest primarily in Mortgage Assets if the Company believes the returns on such common stock are good and such opportunities are as favorable or more favorable than investing in Mortgage Assets directly. The Company may also acquire its own stock, when permitted by applicable securities and state corporation laws.


     The Company expects that a majority of its Mortgage Assets will have investment grade ratings (the four highest rating levels) from one or more nationally recognized mortgage security rating agencies or be deemed by the Company to be of comparable credit quality. Based upon the Company's investment strategy and the guidelines under the Company's Asset Acquisition/Capital Allocation Policies, the Company expects that the weighted average rating of its Mortgage Assets (including the Company's deemed equivalent ratings for unrated Mortgage Assets) will be at least an "A-" rating level under the Standard & Poor's Corporation ("S&P") rating system or at a comparable level under other rating systems.

     In no event will the Company acquire or retain any real estate mortgage investment conduit ("REMIC") residual interest that may give rise to "excess inclusion" income as defined under Section 860E of the Code.


     Among the Mortgage Asset choices available to the Company, the Company acquires those Mortgage Assets which the Company believes will generate the highest returns on capital invested, after considering (i) the amount and nature of the anticipated cashflows from the Mortgage Asset, (ii) the Company's ability to pledge the Mortgage Asset to secure collateralized borrowings, (iii) the increase in the Company's risk-adjusted capital requirement determined by the Company's Risk-Adjusted Capital Policy resulting from the purchase and financing of the Mortgage Asset, and (iv) the costs of financing, hedging, managing, securitizing and reserving for the Mortgage Asset. Prior to acquisition, potential returns on capital employed are assessed over the life of the Mortgage Asset and in a variety of interest rate, yield spread, financing cost, credit loss and prepayment scenarios.


     Credit Risk Management Policies

     The Company reviews credit risk, interest rate risks and other risk of loss associated with each investment and determines the appropriate allocation of capital to apply to such investment under its Risk-Adjusted Capital Policy. In addition, the Company attempts to diversify its investment portfolio to avoid undue geographic and other types of concentrations. The Board of Directors monitors the overall portfolio risk and the appropriate levels of provision for loss.


     With respect to its Mortgage Securities, the Company is exposed to various levels of credit and special hazard risk, depending on the nature of the underlying Mortgage Securities and the nature and level of credit enhancements supporting such securities. Most of the Mortgage Securities acquired by the Company have some degree of protection from normal credit losses. At December 31, 1996 and March 31, 1997, 45.0% and 39.0%, respectively, of the Company's Mortgage Assets were Mortgage Securities covered by credit protection in the form of a 100% guarantee from a government sponsored entity (GNMA, FNMA and FHLMC) ("Agency Certificates").


     An additional 30.6% and 32.9% of the Company's Mortgage Assets at December 31, 1996 and March 31, 1997, respectively, were Privately Issued Certificates and represented interests in pools of residential mortgage loans with partial credit enhancement; of these amounts, 96% and 97% were rated investment grade equivalent, respectively. Credit loss protection for Privately Issued Certificates is achieved through the subordination of other interests in the pool to the interests held by the Company, through pool insurance or though other means. However, the degree of credit protection varies substantially among the Privately Issued Certificates held by the Company.


     All of the Company's Mortgage Assets have received a credit rating from one or more nationally recognized rating agencies or have been assigned a rating deemed equivalent by the Company. At March 31, 1997, the average rating of the Company's Mortgage Assets, as adjusted to a single format and weighted by carrying value, was AA+. At March 31, 1997, the average rating of the non-agency Mortgage Assets was AA+.


     At March 31, 1997, the Company owned $730.0 million of whole Mortgage Loans, which comprised 28.1% of the Company's total Mortgage Assets at such date. The Company has developed a quality control program to monitor the quality of loan underwriting at the time of acquisition and on an ongoing basis.


     Capital and Leverage Policies


     The Company's goal is to strike a balance between the under-utilization of leverage, which reduces potential returns to stockholders, and the over-utilization of leverage, which could reduce the Company's ability to meet its obligations during adverse market conditions. The Company has established a "Risk-Adjusted Capital Policy" which limits management's ability to acquire additional Mortgage Assets during times when the actual capital base of the Company is less than a guideline amount defined in the policy. In this way, the use of balance sheet leverage is controlled.



     Prior to the fourth quarter of 1996, under its Risk-Adjusted Capital Policy, management was prohibited from acquiring additional Mortgage Assets during periods when the actual capital base of the Company was less than the minimum guideline amount as determined by the Risk-Adjusted Capital Policy (except when such Mortgage Asset acquisitions may have been necessary to maintain REIT status or the Company's exemption from the Investment Company Act of 1940). As a result, the Company had generally grown in the past by issuing equity and then seeking to acquire Mortgage Assets over time in order to fully employ the capital raised. In order to employ new capital more efficiently, the Board of Directors approved a permanent modification to the Company's Risk-Adjusted Capital Policy on October 31, 1996. Management is now able to acquire Mortgage Assets when attractive opportunities present themselves in excess of the level at which the Company's capital base would have been fully employed under the pre-modified Risk-Adjusted Capital Policy within certain limitations and in certain circumstances.



     The Board of Directors reviews on a periodic basis various analyses prepared by management of the risks inherent in the Company's balance sheet, including an analysis of the effects of various scenarios on the Company's net cash flow, earnings, dividends, liquidity and net market value. Should the Board of Directors determine that the minimum guideline capital level set by the Company's Risk-Adjusted Capital Policy is either too low or too high, the Board of Directors will raise or lower the capital guideline accordingly.



     The Company expects that its aggregate minimum capital guideline under the Risk-Adjusted Capital Policy will approximate 3% to 13% of the market value of the Company's Mortgage Assets. This percentage will fluctuate over time, and may fluctuate out of the expected range, as the composition of the balance sheet changes, haircut levels required by lenders change, the market value of the Mortgage Assets changes and as liquidity capital cushion percentages set by the Board of Directors are adjusted over time. As of March 31, 1997 the aggregate Risk-Adjusted Capital Policy guideline was 10.09% of Mortgage Assets, and the

Company's actual capital base was 9.28% of Mortgage Assets. Shortly thereafter, the Company's actual capital level was raised to a level in excess of the capital guideline through a common stock offering.



     A substantial portion of the Company's borrowings are currently short-term or adjustable-rate. The Company's borrowings currently consist of collateralized borrowing arrangements of various types (reverse repurchase agreements, notes payable and one revolving line of credit). In the future, however, the Company's borrowings may also be obtained through loan agreements, Dollar-Roll Agreements (an agreement to sell a security for delivery on a specified future date and a simultaneous agreement to repurchase the same or a substantially similar security on a specified future date) and other credit facilities with institutional lenders and issuance of debt securities such as commercial paper, medium-term notes, collateralized mortgage bonds and senior or subordinated notes.



     Interest Rate Risk Management Program



     To the extent consistent with its election to qualify as a REIT, the Company follows an interest rate risk management program intended to protect against the effects of major interest rate changes. Specifically, the Company's interest rate risk management program is formulated with the intent to offset the potential adverse effects resulting from rate adjustment limitations on its Mortgage Assets and the differences between interest rate adjustment indices and interest rate adjustment periods of its adjustable-rate Mortgage Assets and related borrowings.


In all of its interest rate risk management transactions, the Company follows certain procedures designed to limit credit exposure to counterparties, including dealing only with counterparties whose financial strength meets the Company's requirements.


     Although the Company believes it has developed a cost-effective asset/liability management program to provide a level of protection against major interest rate and prepayment risks, no strategy can completely insulate the Company from the effects of interest rate changes, prepayments and defaults by counterparties. Further, certain of the Federal income tax requirements that the Company must satisfy to qualify as a REIT limit the Company's ability to fully hedge its interest rate and prepayment risks.


     Prepayment Risk Program

     The Company seeks to minimize the effects of faster or slower than anticipated prepayment rates through structuring a diversified portfolio with a variety of prepayment characteristics, investing in Mortgage Assets with prepayment prohibitions and penalties, investing in certain Mortgage Securities structures which have prepayment protections, and balancing Mortgage Assets purchased at a premium with Mortgage Assets purchased at a discount. In certain operating environments, however, it may not be possible for the Company to acquire assets with a net balance of discount and premium. In such circumstances, the risk of earnings variability resulting from changes in prepayment rates may rise. Prepayment risk is monitored by management and the Board of Directors through periodic review of the impact of a variety of prepayment scenarios on the Company's revenues, net earnings, dividends, cash flow and net balance sheet market value.

                       DIVIDEND POLICY AND DISTRIBUTIONS

     The Company intends to distribute to stockholders each year substantially all of its net taxable income (which does not ordinarily equal net income as calculated in accordance with GAAP) so as to qualify for the tax benefits accorded to REITs under the Code. The Company intends to make dividend distributions on the Common Stock at least quarterly; provided, however, that no dividends will be paid or set apart for payment on shares of Common Stock unless full cumulative dividends have been paid on the Class B Preferred Stock.

     The Company has adopted a Dividend Reinvestment Plan and Stock Purchase Plan ("DRP") (Reg. No. 333-18061) that allows stockholders to have their dividends reinvested automatically in shares of Common Stock at 97% of the then current market price. The DRP also allows existing and prospective shareholders the opportunity to purchase shares of Common Stock directly from the Company at 97% of the then current market price by making optional cash payments of $500 to $5,000 per month. Optional cash payments in excess of $5,000 may be made with permission of the Company. The shares of Common Stock to be acquired for distribution under the DRP will be purchased on the open market or directly from the Company, at the option of the Company.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 PERIOD FROM
                            FOR THE            FOR THE           FOR THE          FOR THE         AUGUST 19,
                         3 MONTHS ENDED     3 MONTHS ENDED      YEAR ENDED       YEAR ENDED        1994 TO
                           MARCH 31,          MARCH 31,        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                              1997               1996              1996             1995             1994
                         --------------     --------------     ------------     ------------     ------------
STATEMENT OF INCOME
  DATA:
Interest Income........    $   38,568         $    9,131         $ 67,284        $   15,726        $  1,296
Interest and Hedge
  Expenses.............        29,495              6,353           50,349            10,947             768
Net Interest Income....         9,073              2,778           16,935             4,779             528
Net Income Available to
  Common Stockholders..         6,456              1,954           11,537             3,155             382
Primary Earnings per
  Share................    $     0.53         $     0.32         $   1.32        $     0.85        $   0.20
Dividends Declared per
  Class A Preferred
  Share(1).............                                          $     --        $    0.500        $  0.250
Dividends Declared per
  Class B Preferred
  Share(2).............    $    0.755         $       --         $  1.141        $       --        $     --
Dividends Declared per
  Common Share.........    $    0.600         $    0.460         $  1.670        $    0.460        $     --

                                                        AT                AT                 AT
                                                    MARCH 31,        DECEMBER 31,       DECEMBER 31,
                                                       1997              1996               1995
                                                   ------------     --------------     --------------
BALANCE SHEET DATA (AT PERIOD END):
Total Mortgage Assets..........................     $2,604,714        $2,153,428         $  432,244
Total Assets...................................      2,643,064         2,184,197            441,557
Short-term Borrowings..........................      2,373,279         1,953,103            370,316
Stockholders' Equity...........................        245,662           211,005             68,290

---------------

(1) All shares of Class A Preferred Stock were converted into Common Stock in August 1995.


(2) All shares of Class B Preferred Stock were issued in August 1996.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the x,xxx,xxx shares of Common Stock being offered by the Company pursuant to this Offering are estimated to be approximately $xx,xxx,xxx after deducting underwriting discounts and commissions and estimated expenses. The net proceeds, together with borrowings, will be used to increase the Company's investment in Mortgage Assets. Pending such use, the net proceeds will be applied to reduce the Company's short-term or adjustable borrowings. The Company's short-term or adjustable rate borrowings generally bear interest based on LIBOR or other short-term index, have maturities of one year or less and are secured by Mortgage Assets. Until the proceeds are fully utilized to invest in Mortgage Assets, the Company's net earnings are expected to be lower than would be the case if the aquisition strategy were fully implemented.


                                  RISK FACTORS

     See the risk factors beginning on page 26 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, which is incorporated by reference, for a discussion of certain factors that should be considered by prospective purchasers of shares of Common Stock offered herein.

                        MARKET PRICES AND DIVIDEND DATA

     The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on the Nasdaq National Market composite tape and the cash dividends paid per share of outstanding Common Stock.


                                                                    PRICE PER SHARE                CASH
                                                                    OF COMMON STOCK             DIVIDENDS
                                                                 ----------------------          DECLARED
                                                                  HIGH            LOW          PER SHARE(1)
                                                                 -------        -------        ------------
1997
  Third Quarter (through xxxx xx, 1997)........................  $ xx.xx        $ xx.xx           $  (1)
  Second Quarter...............................................    57.50          39.25             0.60
  First Quarter................................................    56.75          36.50             0.60
1996
  Fourth Quarter...............................................  $ 37.50        $ 31.25           $ 0.41
  Third Quarter................................................    32.25          23.25             0.40
  Second Quarter...............................................    28.00          19.38             0.40
  First Quarter................................................    21.75          18.75             0.46
1995
  Fourth Quarter...............................................  $ 22.00        $ 18.00           $ 0.26
  Third Quarter(2).............................................    22.00          16.88             0.20


---------------
(1) As of the date of this Prospectus Supplement, the Company had not yet declared a dividend for the third quarter.

(2) The Company's Common Stock began trading on August 4, 1995.

     On Xxxx x, 1997, the last reported sales price for the Common Stock was $xx.xx per share. As of June 30, 1997 the Company's xx,xxx,xxx shares of Common Stock were held by approximately xxx holders of record.

     The Company intends to pay quarterly dividends. The Company intends to make distributions to its stock holders of all or substantially all of its taxable income in each year (subject to certain adjustments) so as to qualify for the tax benefits accorded to a REIT under the Code. All distributions will be made by the Company at the discretion of the Board of Directors and will depend on the earnings of the Company, the financial condition of the Company, maintenance of REIT status and such other factors as the Board of Directors may deem relevant from time to time. No dividends will be paid or set apart for payment on shares of Common Stock unless full cumulative dividends have been paid on the Class B Preferred Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997, as adjusted for the April 1997 offering of 1,100,000 shares at a Price to Public of $42.375 and as adjusted to give effect to the sale by the Company of xxx,xxx shares of Common Stock at the Price to Public set forth on the cover page of this Prospectus Supplement.

                                                                               MARCH 31, 1997
                                                                    ------------------------------------
                                                                                     AS ADJUSTED FOR
                                                                                 -----------------------
                                                                                 APRIL 1997       THIS
                                                                     ACTUAL       OFFERING      OFFERING
                                                                    --------     ----------     --------
                                                                     (DOLLARS IN THOUSANDS)
STOCKHOLDERS' EQUITY
Class B Preferred Stock, par value $0.01 per share:
  999,638 shares authorized; 999,638 shares outstanding............ $ 29,383      $ 29,383      $ 29,383
Common Stock, par value $0.01 per share: 49,000,362 shares
      authorized, 11,905,957, 13,005,957 and xx,xxx,xxx shares
      issued and outstanding.......................................      119           130           xxx
Additional paid-in capital.........................................  219,461       265,600       xxx,xxx
Net unrealized gain on assets available for sale...................      118           118           118
Dividends in excess of income (1)..................................   (3,419)       (3,419)       (3,419)
                                                                     -------       -------
  Total Stockholders' Equity....................................... $245,662      $291,812      $XXX,XXX

---------------
(1) Because the Company is a REIT, dividends are based on taxable income, which differs from GAAP income as reported in the financial statements. Cumulatively, total dividends have exceeded total GAAP income.

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the audited financial statements of the Company for the years ended December 31, 1996 and December 31, 1995, the period from commencement of operations on August 19, 1994 to December 31, 1994, and for the quarters ended March 31, 1997 and March 31, 1996. See the Company's Report on Form 10-Q for the quarter ended March 31, 1997 incorporated by reference herein.

                                                                                             PERIOD
                                                                                              FROM
                                                                  FOR THE      FOR THE     AUGUST 19,
                                          FOR THE QUARTER        YEAR ENDED   YEAR ENDED    1994 TO
                                          ENDED MARCH 31,         DECEMBER     DECEMBER     DECEMBER
                                     -------------------------      31,          31,          31,
                                        1997          1996          1996         1995         1994
                                     -----------   -----------   ----------   ----------   ----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Interest income....................  $    38,568   $     9,131   $   67,284   $   15,726   $    1,296
Interest expense...................       28,900         6,202       49,191       10,608          760
Interest rate agreement expense....          595           151        1,158          339            8
                                      ----------    ----------
Net interest income................        9,073         2,778       16,935        4,779          528
Provision for credit losses........          695           332        1,696          493            0
                                      ----------    ----------
Net interest income after provision
  for credit losses................        8,378         2,446       15,239        4,286          528
Operating expenses.................        1,167           492        2,554        1,131          146
                                      ----------    ----------
Net income.........................        7,211         1,954       12,685        3,155          382
Less cash dividends on Class B
  Preferred Stock..................          755            --        1,148           --           --
                                      ----------    ----------
Net income available to holders of
  Common Stock.....................  $     6,456   $     1,954   $   11,537   $    3,155   $      382
                                      ==========    ==========
Net taxable income.................  $     7,157   $     1,813   $   14,020   $    3,832   $      353
Primary earnings per share.........  $      0.53   $      0.32   $     1.32   $     0.85   $     0.20
Dividends declared per Class A
  preferred share..................                              $       --   $    0.500   $    0.250
Dividends declared per Class B
  preferred share..................  $     0.755   $        --   $    1.141   $       --   $       --
Dividends declared per Common
  share............................  $     0.600   $     0.460   $    1.670   $    0.460   $       --
Weighted average shares of Common
  Stock and Common Stock
  equivalents......................   12,116,867     6,129,587    8,744,184    3,703,803    1,916,846

                                                                            AT             AT
                                                              AT         DECEMBER       DECEMBER
                                                           MARCH 31,        31,            31,
                                                             1997          1996           1995
                                                          -----------   -----------    -----------
BALANCE SHEET DATA
Mortgage assets.........................................  $ 2,604,714   $ 2,153,428       $432,244
Total assets............................................    2,643,064     2,184,197        441,557
Short-term borrowings...................................    2,373,279     1,953,103        370,316
Total liabilities.......................................    2,397,402     1,973,192        373,267
Stockholders' equity....................................      245,662       211,005         68,290
Number of Class B preferred shares outstanding..........      999,638     1,006,250              0
Number of common shares outstanding.....................   11,905,957    10,996,572      5,517,299

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussions below and in the Prospectus dated Xxxx x, 1997 under the heading "Federal Income Tax Considerations" summarize the material federal income tax provisions applicable to the Company as a REIT and to investors in connection with their ownership of the Company's Common Stock. However, it is impractical to set forth in this Prospectus Supplement all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor's purchase of the Company's Common Stock and investors are therefore urged to consult their own tax advisors with respect to their own particular circumstances prior to making any investment decision. The discussions of various aspects of Federal income taxation contained herein and in the Prospectus are based on the Code, Treasury regulations, judicial decisions, administrative rulings and practice, all of which are subject to change.

     In brief, if certain detailed conditions imposed by the Code for REIT qualification are met, entities that invest primarily in real estate investments and mortgage loans, and that otherwise would be taxed as corporations are, with certain limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their stockholders. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the stockholder level when the income is distributed) that typically results from investment in public corporations. If the Company fails to meet the requirements of the Code for REIT qualification in any taxable year, it would become subject to federal and state income taxation on its taxable income at regular corporate rates. In such an event, the after tax earnings available for distribution to the stockholders would be reduced.


     The Company believes that it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. In the opinion of Giancarlo & Gnazzo, A Professional Corporation, special tax counsel to the Company ("Special Tax Counsel"), the Company has been organized and operated in a manner that qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through March 31, 1997, the date of the Company's most recent unaudited financials reviewed by Special Tax Counsel, and the Company's current and contemplated methods of operation, as represented by the Company, will enable it to continue to so qualify. This opinion is based on various assumptions relating to the organization and operation of the Company to date and in the future and is conditioned upon certain representations made by the Company as to certain factual matters. Such opinion is not binding on the Internal Revenue Service or the courts and there can be no assurance that the Company will in fact maintain compliance with those assumptions and requirements at all times.


TAXATION OF HOLDERS OF THE COMPANY'S COMMON STOCK

     The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions that constitute ordinary income, return of capital and capital gain. Through March 31, 1997 all distributions have represented ordinary income. Dividends and distributions declared in the last quarter of any year payable to stockholders of record on a specified date in such quarter will be deemed to have been received by the stockholders and paid by the Company on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. Distributions of the Company will not be eligible for the dividends received deduction for corporations that are stockholders. Stockholders may not deduct any net operating losses or capital losses of the Company.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THE UNDERLYING PROSPECTUS AND THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE SECURITIES.

                                  UNDERWRITING


     Montgomery Securities (the "Underwriter") has agreed, subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), to purchase from the Company x,xxx,xxx shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter is committed to purchase all of such shares of Common Stock if any are purchased.


     The Underwriter has advised the Company that it proposes initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus Supplement.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain civil liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter has in the past performed, and may continue to perform, investment banking services, broker-dealer and financial advisory services for the Company and has received customary compensation therefor.

     Until the distribution of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriter creates a short position in the Common Stock in connection with the Offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, then the Underwriter may reduce that short position by purchasing Common Stock in the open market. The Underwriter may also impose a penalty bid on certain selling group members. This means that if the Underwriter purchases shares of Common Stock in the open market to reduce the Underwriter's short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions, or that such transactions once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS


     Certain legal matters relating to the Common Stock will be passed on for the Company by Tobin & Tobin, a professional corporation, San Francisco, California. Legal matters relating to the tax status of the Company as a REIT will be passed on by Giancarlo & Gnazzo, A Professional Corporation, San Francisco, California. Certain legal matters will be passed upon for the Underwriter by O'Melveny & Myers LLP, San Francisco, California. Tobin & Tobin, a professional corporation, Giancarlo & Gnazzo, A Professional Corporation and O'Melveny & Myers LLP will rely as to all matters of Maryland law upon the opinion of special Maryland counsel to the Company, Piper & Marbury L.L.P., Baltimore, Maryland.

                    COMMON STOCK, PREFERRED STOCK, WARRANTS,

      AND SHAREHOLDER RIGHTS TO PURCHASE COMMON STOCK AND PREFERRED STOCK

                                  $384,075,000

                                      RWT

                              REDWOOD TRUST, INC.
                            ------------------------

    Redwood Trust, Inc., a Maryland corporation ("Redwood Trust" or the "Company"), specializes in acquiring and managing real estate mortgage loans. Such loans are originated by others to the Company's specifications or to specifications approved by the Company. The Company has acquired mortgage loans secured by single-family real estate properties throughout the United States, with a special emphasis on properties located in the State of California, and may in the future acquire mortgage loans secured by multifamily and commercial real estate properties. The Company's mortgage loans may be acquired as whole loans or as mortgage securities evidencing interests in pools of mortgage loans (collectively, "Mortgage Assets"). The Company is self-advised and self-managed and its principal business objective is to generate net income for distribution to stockholders. The Company has elected to be subject to tax as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and generally will not be subject to tax on its Federal income to the extent that it distributes its earnings to its stockholders and it maintains its qualification as a REIT.

    The Company, directly or through agents, dealers or underwriters designated from time to time, may issue and sell from to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, in one or more classes or series ("Preferred Stock"), (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (iv) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (v) rights to purchase shares of Common Stock or Preferred Stock issued to shareholders ("Shareholders Rights"); and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The Securities offered pursuant to this Prospectus may be issued in one or more classes or series, in amounts, at prices and on terms to be determined at the time of the offering of each such class or series and set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Securities offered by the Company pursuant to this Prospectus will be limited to $384,075,000 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants (collectively, "Securities Warrants") or Shareholders Rights, an amount which includes the $84,075,000 remaining under the Company's previous Universal Shelf Registration Statement, Registration No. 333-11665.

    The specific terms of each offering of Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable (1) in the case of any class or series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such class or series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidations preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of the Securities Warrants, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, the exercise price, duration, detachability and call provisions of each such warrant; (3) in the case of Shareholder Rights, which entitles the shareholder to purchase Preferred Stock or Common Stock, as applicable, the subscription price, duration, transferabilities and the over subscription privilege of each of the Shareholder Rights; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities.


    The Company's Common Stock is currently quoted on the Nasdaq National Market ("Nasdaq" or the "Nasdaq National Market") under the symbol "RWTI." On July 2, 1997, the last reported sales price for the Common Stock was $45.75 per share. The Company also currently has one class of authorized, issued and outstanding Preferred Stock, the Class B 9.74% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock"), which is quoted on the Nasdaq National Market under the symbol "RWTIP," and an issue of Stock Purchase Warrants, quoted under the symbol "RWTIW." On July 2, 1997, the last reported sales price for the Class B Preferred Stock and Stock Purchase Warrants was $45.375 per share and $30.375 per share, respectively. The shares of Common Stock and Class B Preferred Stock, and the securities offered herein, are subject to repurchase by the Company under certain conditions and are subject to certain restrictions on ownership and transferability which prohibit any person (either alone or with others as a group) from owning a number of shares in excess of 9.8% of the outstanding shares of the Company's capital stock, subject to certain exceptions. See "Description of Securities -- Repurchase of Shares and Restrictions on Transfer" and "Plan of Distribution."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.
                            ------------------------


                 The date of this Prospectus is July   , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock,
Stock Purchase Warrants and Class B Preferred Stock of the Company are currently quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, holders of the Common Stock and Class B Preferred Stock will receive annual reports containing audited financial statements with a report thereon by the Company's independent certified public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

     The Company files information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's Web Site is <http://www.sec.gov>.

     Copies of the Registration Statement on Form S-3 of which this Prospectus forms a part and exhibits thereto are on file at the offices of the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Securities offered hereby. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC and incorporated by reference herein. Each such statement is qualified in its entirety by such contract or other document reference.

     The Company currently furnishes its shareholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:


          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed on March 25, 1997 as amended by Form 10-K/A filed on April 3, 1997 and by Form 10-K/A filed on July , 1997;


          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

          (c) The Company's Current Report on Form 8-K filed on January 7, 1997; and

          (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed July 18, 1995 (Reg. No. 0-26436) and as amended by Form 8-A/A filed August 4, 1995, under the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus, or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated herein by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Ms. Vickie
L. Rath, Vice-President, Treasurer and Controller, Redwood Trust, Inc., 591 Redwood Highway, Suite 3100, Mill Valley, California 94941, telephone (415) 389-7373.

                                  THE COMPANY


GENERAL


     The Company was incorporated in the State of Maryland on April 11, 1994 and commenced operations on August 19, 1994. It acquires and manages Mortgage Assets financed by the proceeds of equity offerings and by borrowings. The Company produces net interest income on Mortgage Assets qualifying as Qualified REIT Real Estate Assets while maintaining strict cost controls in order to generate net income for distribution to its stockholders. The Company intends to continue operating in a manner that will permit it to maintain its qualification as a REIT for Federal income tax purposes. Assuming it retains such REIT status, the Company will generally not be subject to tax on its Federal income to the extent that it distributes that income to stockholders in the form of dividends. The principal executive offices of the Company are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941, telephone (415) 389-7373.

     The Company is self-advised and self-managed. The management team of the Company has considerable expertise in the acquisition and management of Mortgage Assets, mortgage finance, asset/liability management and the management of corporations in the real estate lending business, including banks, savings and loans and life insurance companies. In addition to working with healthy real estate assets and healthy real estate lending institutions, the management of the Company also has experience managing the assets of several failed life insurance companies during rehabilitation, managing and advising a number of troubled savings and loans and banks, and overseeing the workout and liquidation process for large portfolios of troubled commercial real estate mortgages and equity investments. Reference to the "Company" herein shall include any taxable or Qualified REIT Subsidiaries through which the Company may conduct its business.


RECENT DEVELOPMENTS



     On June 12, 1997, the Company declared a Common Stock dividend of $0.60 per share and a Class B Preferred Stock dividend of $0.755 per share. The dividends are payable on July 21, 1997 to stockholders of record as of June 30, 1997.



     In the second quarter of 1997, the Company acquired or committed to acquire $964 million of single-family adjustable-rate Mortgage Assets. These acquisitions consist of approximately $471 million of "A" quality whole Mortgage Loans, $213 million of private-label Mortgage Securities rated AAA or AA, and $280 million of FHLMC- or FNMA-guaranteed Mortgage Securities. The Company believes it currently has sufficient liquidity and borrowing capacity to close all these transactions.



     On March 4, 1997, Sequoia Mortgage Funding Corporation ("Sequoia"), a 100% owned qualified REIT subsidiary of the Company, filed a debt shelf registration statement with the Securities and Exchange Commission. The shelf became effective on May 29, 1997. Sequoia intends to use the shelf from time to time to issue non-recourse long-term debt in the form of collateralized mortgage bonds. This debt will be collateralized by Mortgage Assets which will have been transferred from the Company to Sequoia. The Company currently contemplates that a majority of Sequoia's long-term debt issuance will be rated AAA. The Company, as consolidated, will retain all of its Mortgage Assets (and will retain the credit risk, mortgage principal repayment risk, and some of the shorter-term interest rate risks of such assets). As Sequoia does not anticipate securitizing or selling its assets, no gains or losses from sale will be booked.



     If one or more issuances of long-term debt through Sequoia are completed, the Company expects to use the proceeds from such issuances to pay down a portion of its short-term borrowings. The Company expects that its cost of funds for such long-term debt will exceed its current cost of funds and that, as a result, its interest rate spread will narrow. As a compensating factor, the Company believes that the issuance of long-term debt will eliminate or substantially reduce liquidity risk for that portion of its balance sheet and may reduce some longer-term interest rate risks as well. As a result of this risk reduction, the Company anticipates it will be able to lower its Risk-Adjusted Capital Guideline levels for the portion of its assets which have been transferred to and funded via Sequoia. The Company currently believes that the combination of a higher cost of funds but a smaller equity allocation may enable the Company to earn, on average over time, a similar or higher return on equity from its investments in long-term funded assets than it currently does on its short-term funded asset portfolio.



     Although the Company may be able to reduce balance sheet risk, and possibly increase average returns on equity, through the Sequoia program, it should be noted that: (i) the Company may not be able to realize the benefits it anticipates from Sequoia transactions, (ii) the current market demand for the type of debt Sequoia anticipates issuing may not continue, (iii) the Company's return on equity may be decreased for a period when Sequoia issues debt, as the Company's cost of funds will rise but the capital made available for re-allocation to new mortgages will not yet have been employed, and (iv) due to the increased use of leverage, the equity invested in assets funded via Sequoia is likely to have an increased variability of returns with respect to changes in mortgage credit quality, mortgage principal repayment rates, certain types of shorter-term interest rate changes and other factors.



     The Company's dividends through March 31, 1997 have consisted entirely of ordinary income. Although future dividends could potentially include a return of capital or a pass-through of capital gains or losses, the Company has had and will continue to have a policy of managing its operations so as to not distribute to shareholders unrelated business taxable income, excess inclusion income, or other types of income that may cause similar concerns for pension plans, Individual Retirement Accounts (IRAs) or other types of tax-deferred investors. The Company intends to structure its issuances of long-term debt through Sequoia accordingly.



     Additional information regarding the Company, including the audited financial statements of the Company and descriptions of the Company's currently outstanding common and preferred stock and warrants, is contained in the documents incorporated by reference herein. See "Incorporation of Certain Information by Reference," above.


                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for acquisitions of Mortgage Assets and other mortgage related products, repayment of maturing obligations, redemption of outstanding indebtedness and general corporate purposes. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term or adjustable-rate indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition of a business, a related Prospectus Supplement will describe the material terms of such acquisition.

                           DESCRIPTION OF SECURITIES

     The following is a brief description of the material terms of the Company's Securities. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provision of the Company's Articles of Incorporation and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

GENERAL

     The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, in one or more classes or series;
(iii) Common Stock Warrants; (iv) Preferred Stock Warrants; (v) Shareholder Rights; and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.


     The Company's current authorized equity capitalization consists of 50 million shares which may be comprised of Common Stock and Preferred Stock. The Common Stock and the only currently issued, authorized and outstanding Preferred Stock, the Class B Preferred Stock, are listed on the Nasdaq National Market, and the Company intends to list any additional shares of its Common Stock which are issued and sold hereunder, as described in the Prospectus Supplement relating to such Common Stock on Nasdaq or a national securities exchange subject to official notice of issuance. The Company may elect to list any future class or series of securities on Nasdaq or an exchange, but is not obligated to do so. The Company's sole outstanding issue of warrants is the series of Stock Purchase Warrants issued in connection with the Company's 1994 private placement. Such warrants are exercisable for Common Stock and are listed on the Nasdaq National Market. As of July 2, 1997, 253,464 such warrants remained outstanding.


COMMON STOCK


     As of July 2, 1997, there were 13,234,669 outstanding shares of Common Stock held by approximately 200 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. In the case of the Class B Preferred Stock and possibly in the event any future class or series of Preferred Stock is issued, dividends on any outstanding shares of Preferred Stock are required to be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock.


     Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any class or series of Preferred Stock that may be outstanding from time to time. The Company's Charter and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are, and additional shares of Common Stock will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK


     Subject to the terms of the outstanding Class B Preferred Stock, the Board of Directors is authorized to designate with respect to each class or series of Preferred Stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of July 2, 1997, there were 909,518 shares of Class B Preferred Stock issued and outstanding.


     Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidations, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Class B Preferred Stock is, and any future shares of Preferred Stock will be, validly issued, fully paid and nonassessable.

SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Common Stock or Preferred Stock. Such warrants are referred to herein as Common Stock Warrants and Preferred Stock Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each issuance of Securities Warrants will be issued under a separate agreement ("Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent ("Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants.

     If future Securities Warrants are offered pursuant to this prospectus, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the class or series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such class or series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the expiration date on which such right shall expire, (vii) certain Federal income tax consequences; and (viii) any other material terms of such Securities Warrants.

     No Rights as Stockholders. Holders of future Securities Warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

STOCKHOLDER RIGHTS

     General. The Company may issue, as a dividend at no cost, Stockholder Rights to holders of record of the Company's Securities or any class or series thereof on the applicable record date. If Stockholder Rights are so issued to existing holders of Securities each Stockholder Right will entitle the registered holder thereof to purchase the Securities pursuant to the terms set forth in the applicable Prospectus Supplement.

     If Stockholder Rights are issued, the applicable Prospectus Supplement will describe the terms of such Stockholder Rights including the following where applicable: (i) record date; (ii) the subscription price; (iii) Subscription Agent; (iv) the aggregate number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of such Stockholder Rights and in the case of Stockholder Rights for Preferred Stock, the designation, aggregate number and terms of the class or series of Preferred Stock purchasable upon exercise of such Stockholder Rights; (v) the date on and after which such Stockholder Rights and the related Securities will be transferable separately;
(vi) the date on which the right to exercise such Stockholder Rights shall commence and the expiration date on which such right shall expire; (vii) certain Federal income tax consequences; and (viii) any other material terms of such Stockholder Rights.

     In addition to the terms of the Stockholder Rights and the Securities issuable upon exercise thereof, the Prospectus Supplement will describe, for a holder of such Stockholder Rights who validly exercises all Stockholder Rights issued to such holder, how to subscribe for unsubscribed Securities (issuable pursuant to unexercised Stockholder Rights issued to other holders) to the extent such Stockholder Rights have not been exercised.

     No Rights as Shareholders. Holders of Stockholder Rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

     In order that the Company may meet the requirements for qualification as a REIT at all times, the Charter prohibits any person from acquiring or holding, directly or constructively, ownership of a number of shares of Common Stock and Preferred Stock (collectively, "Capital Stock") in excess of 9.8% (the "Ownership Limit") of the outstanding shares. For this purpose the term "ownership" generally means either direct ownership or constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code.

     Under the constructive ownership provisions of Section 544 of the Code, a holder of a warrant will be treated as owning the number of shares of Capital Stock into which such warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, attribute ownership of securities owned by family members to other members of the same family, and set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions (i.e., "reattribution"). For purposes of determining whether a person holds or would hold Capital Stock in excess of the Ownership Limit, a person will thus be treated as owning not only shares of Capital Stock actually owned, but also any shares of Capital Stock attributed to such person under the attribution rules described above (including any shares of Capital Stock attributed to such person by reason of such person's ownership of warrants). Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the Ownership Limit.

     Any transfer of shares of Capital Stock or warrants that would result in disqualification of the Company as a REIT or that would (a) create a direct or constructive ownership of shares of stock in excess of the Ownership Limit, (b) result in the shares of stock being beneficially owned (within the meaning of Section 856(a) of the Code) by fewer than 100 persons (determined without reference to any rules of attribution), or (c) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such shares or warrants. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT. The Company's Board of Directors, upon receipt of a ruling from the IRS, an opinion of counsel or other evidence satisfactory to the Board of Directors, may also waive the Ownership Limit with respect to a purported transferee. As a condition to such waiver the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the Ownership Limit. The Board of Directors may also take such other action as it deems necessary or advisable to protect the Company's status as a REIT.

     Any purported transfer of shares or warrants that would result in a person owning (directly or constructively) shares in excess of the Ownership Limit (except as otherwise waived by the Board of Directors as set forth above) due to the unenforceability of the transfer restrictions set forth above will constitute "Excess Securities," which will be transferred by operation of law to the Company as trustee for the exclusive benefit of the person or persons to whom the Excess Securities are ultimately transferred, until such time as the purported transferee retransfers the Excess Securities. While the Excess Securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of Capital Stock. Subject to the Ownership Limit, Excess Securities may be transferred by the purported transferee to any person (if such transfer would not result in Excess Securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the Excess Securities on the date of the purported transfer), at which point the Excess Securities will automatically be exchanged for the stock or warrants, as the case may be, to which the Excess Securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to the Company. In addition, such Excess Securities held in trust are subject to purchase by the Company at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift),
reduced by the amount of any distributions received in violation of the Charter that have not been repaid to the Company, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by the Company as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by the Board of Directors of the Company, reduced by the amount of any distributions received in violation of the Charter that have not been repaid to the Company.

     From and after a purported transfer to the transferee of the Excess Securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares of the stock or warrants except the right to payment of the purchase price for the shares of stock or warrants or the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on Excess Securities prior to the discovery by the Company that such shares of stock or warrants have been transferred in violation of the provisions of the Company's Charter shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any Excess Securities may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Securities and to hold such Excess Securities on behalf of the Company.

     All certificates representing shares of stock and warrants will bear a legend referring to the restrictions described above.

     Any person who acquires shares or warrants in violation of the Charter, or any person who is a purported transferee such that Excess Securities results, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to the Company of such event and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on the Company's status as a REIT. In addition, every record owner of more than 5.0% (during any period in which the number of stockholders of record is 2,000 or more) or 1.0% (during any period in which the number of stockholders of record is greater than 200 but less than 2,000) or
 1/2% (during any period in which the number of stockholders is 200 or less) of the number or value of the outstanding shares of Capital Stock of the Company must give an annual written notice to the Company by January 31, stating the name and address of the record owner, the number of shares held and describing how such shares are held. Further, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct and constructive ownership of shares of Capital Stock as the Board of Directors deems reasonably necessary to comply with the REIT Provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     Subject to certain limitations, the Board of Directors may increase or decrease the Ownership Limit. In addition, to the extent consistent with the REIT Provisions of the Code, the Board of Directors may waive the Ownership Limit for and at the request of certain purchasers in an offering pursuant to this Prospectus and any applicable Prospectus Supplement.

     The provisions described above may inhibit market activity and the resulting opportunity for the holders of the Company's Capital Stock and Warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make the Company an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of Capital Stock.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law (the "Maryland GCL") provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the "control shares" (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisitions."

     The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the Charter or Bylaws of the corporation adopted prior to the acquisition of the shares.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, LLC is the transfer agent and registrar with respect to the Common Stock, the Class B Preferred Stock and the Warrants.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a general summary of Federal income tax considerations to the Company and to holders of the Securities. It is based on existing Federal income tax law, which is subject to change, possibly retroactively. PROSPECTIVE INVESTORS ARE ADVISED TO REVIEW THE MORE SPECIFIC DISCLOSURE IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE SECURITIES, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

GENERAL

     The Company has elected to become subject to tax as a REIT, for Federal income tax purposes, commencing with the taxable year ending December 31, 1994. The Board of Directors of the Company currently expects that the Company will continue to operate in a manner that will permit the Company to maintain its qualifications as a REIT for the taxable year ending December 31, 1997, and in each taxable year thereafter. This treatment will permit the Company to deduct dividend distributions to its stockholders for Federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders.

     In the opinion of Giancarlo & Gnazzo, A Professional Corporation, special tax counsel to the Company ("Special Tax Counsel"), the Company has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencing of its operations on August 19, 1994 through March 31, 1997, the date of the Company's latest unaudited financial statements received by Special Tax Counsel, and the Company's current and contemplated methods of operation, as represented by the Company, will enable it to continue to so qualify. This opinion is based on various assumptions relating to the organization and operation of the Company to date and in the future and is conditioned upon certain representations made by the Company as to certain factual matters. The continued qualification and taxation of the Company as a REIT will depend upon the Company's ability to meet, on a continuing basis, distribution levels and diversity of stock ownership, and various other qualification tests imposed by the Code. This opinion is based on the law existing and in effect on the date hereof which is subject to change, possibly retroactively.

     There can be no assurance that the Company will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Company. If the Company were not to qualify as a REIT in any particular year, it would be subject to Federal income tax as a regular domestic corporation, and its stockholders would be subject to potentially substantial income tax liability in respect of each taxable year that it fails to qualify as a REIT, and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

TAXATION OF THE COMPANY

     In any year in which the Company qualifies as a REIT, the Company will generally not be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to its stockholders. The Company will, however, be subject to Federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain and may also be subject to tax in certain other circumstances.

     If the Company fails to qualify as a REIT in any taxable year and certain relief provisions of the Code do not apply, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT would not be deductible by the Company, nor would they generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, the Company would also be disqualified from re-electing REIT status for the four taxable years following the year during which it became disqualified.

TAXATION OF SECURITIES HOLDERS

     COMMON STOCK AND PREFERRED STOCK GENERALLY

     Distributions (including constructive distributions) made to holders of Common Stock or Preferred Stock, other than tax-exempt entities, will generally be subject to tax as ordinary income to the extent of the Company's current and accumulated earnings and profits as determined for Federal income tax purposes. If the amount distributed exceeds a stockholder's allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in its shares, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

     Distributions designated by the Company as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed the Company's actual net capital gain for the taxable year. Distributions by the Company, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction. In the event that the Company realizes a loss for the taxable year, stockholders will not be permitted to deduct any share of that loss. Further, if the Company (or a portion of its assets) were to be treated as a taxable mortgage pool, any "excess inclusion income" that is allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder. Future Treasury Department regulations may require that the stockholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

     Dividends declared during the last quarter of a taxable year and actually paid during January of the following taxable year are generally treated as if received by the stockholder on the record date of the dividend payment and not on the date actually received. In addition, the Company may elect to treat certain other dividends distributed after the close of the taxable year as having been paid during such taxable year, but stockholders still will be treated as having received such dividend in the taxable year in which the distribution is made.

     Upon a sale or other disposition of either Common Stock or Preferred Stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss will be long-term if the stock has been held for more than one year. Any loss on the sale or exchange of shares held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of any long-term capital gain dividends received by such stockholder. If either Common Stock or Preferred Stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

     The Company also maintains a Dividend Reinvestment and Stock Purchase Plan (the "DRP" or "Plan") (Reg. No. 333-18061; effective January 2, 1997). DRP Participants will generally be treated as having received a dividend distribution equal to the fair market value on the Investment Date (as defined in the Plan) of the Plan Shares that are purchased with the Participant's reinvested dividends and/or optional cash payments on such date, plus the brokerage commissions, if any, allocable to the purchase of such shares, and participants will have a tax basis in the shares equal to such value. DRP Participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the Plan Administrator.

     The Company is required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of its Capital Stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

     TAXATION OF TAX-EXEMPT ENTITIES

     The Company does not expect to incur excess inclusion income and, therefore, does not prohibit tax-exempt entities or "disqualified organizations" from investing in its Securities. In general, a tax-exempt entity that is a holder of the Company's Securities will not be subject to tax on distribution.

     The Company does not intend to issue debt obligations with different maturities secured by a single pool of Mortgage Assets and does not expect to create or acquire taxable mortgage pools that can generate excess inclusion income. In addition, the Company does not intend to create or acquire REMIC residual interests that can generate excess inclusion income.

     EXERCISE OF SECURITIES WARRANTS

     Upon a holder's exercise of a Securities Warrant, the holder will, in general, (i) not recognize any income, gain or loss for Federal income tax purposes, (ii) receive an initial tax basis in the Security received equal to the sum of the holder's tax basis in the exercised Securities Warrant and the exercise price paid for such Security and (iii) have a holding period for the Security received beginning on the date of exercise.

     SALE OR EXPIRATION OF SECURITIES WARRANTS

     If a holder of a Securities Warrant sells or otherwise disposes of such Securities Warrant (other than by its exercise), the holder generally will recognize capital gain or loss (long-term capital gain or loss if the holder's holding period for the Securities Warrant exceeds twelve months on the date of disposition; otherwise, short-term capital gain or loss) equal to the difference between (i) the cash and fair market value of other property received, and (ii) the holder's tax basis (on the date of disposition) in the Securities Warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised Securities Warrant equal to the holder's tax basis in the Securities Warrant on the expiration date.

     TAXATION OF STOCKHOLDER RIGHTS

     If the Company makes a distribution of Stockholder Rights ("Rights") with respect to its Common Stock, such distribution generally will be tax-free and a Stockholder's basis in the Rights received in such distribution will be zero. If the fair market value of the Rights on the date of issuance is 15% or more of the value of the Common Stock or, if the Stockholder so elects regardless of the value of the Rights, the Stockholder will make an allocation between the relative fair market values of the Rights and the Common Stock on the date of issuance of the Rights. On exercise of the Rights, the Stockholder will generally not recognize gain or loss. The Stockholder's basis in the shares received from the exercise of the Rights will be the amount paid for the shares plus the basis, if any, of the Rights exercised. Distribution of Rights with respect to other classes of Securities holders generally would be taxable.

     FOREIGN INVESTORS

     In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of the Company's Securities subject to reduction pursuant to an applicable income tax treaty.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of its Securities directly through the issuance of Stockholders Rights as a dividend, or through any combination of these methods of sale. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company may also sell its Securities from time to time through one or more agents in ordinary brokers' transactions on Nasdaq or a national securities exchange. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on Nasdaq or a national securities exchange, as shall be set forth in the applicable Prospectus Supplement.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each class or series of Securities will be a new issue with no established trading market, other than the Common Stock which is currently listed on Nasdaq. Any shares of Common Stock sold pursuant to a Prospectus Supplement will also be listed on the Nasdaq or a national securities exchange, subject to official notice of issuance. The Company may elect to list any future class or series of Securities on Nasdaq or another exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at regular intervals over a fixed period of time pursuant to negotiated subscription commitments. Institutions with which such subscription commitments may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such subscription commitments will be subject to certain conditions, including that the purchase of the Securities shall not be prohibited under the laws of the jurisdiction to which such purchaser is subject, as well as to the specific terms and conditions negotiated that will be set forth in the applicable Prospectus Supplement. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such subscription commitments.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                ERISA INVESTORS

     Because the Common Stock will qualify as a "publicly offered security," employee benefit plans and Individual Retirement Accounts may purchase shares of Common Stock and treat such shares, and not the Company's assets, as plan assets. The status of Securities offered hereby other than the Common Stock will be discussed in the relevant Prospectus Supplement. Fiduciaries of ERISA plans should consider (i) whether an investment in the Common Stock and other Securities offered hereby satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the ERISA plan's governing instruments and (iii) whether the investment is prudent.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby and certain legal matters will be passed on for the Company by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by Giancarlo & Gnazzo, A Professional Corporation, San Francisco, California. Tobin & Tobin and Giancarlo & Gnazzo, A Professional Corporation, will rely as to all matters of Maryland law upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The Balance Sheets as of December 31, 1996 and 1995 and the Statements of Operations, Stockholders' Equity and Cash Flows for the years ended December 31, 1996 and 1995 and for the period from August 19, 1994 (Commencement of Operations) to December 31, 1994 incorporated by reference in this Prospectus have been included therein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

======================================================
  No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company, the Underwriter or any other person. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy such securities, nor shall any sales of the Common Stock be made pursuant to this Prospectus Supplement or the accompanying Prospectus, in any circumstances in which such offer or solicitation or sale is unlawful.
                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                             PROSPECTUS SUPPLEMENT


                                        Page
                                        ----
Prospectus Supplement Summary.........  S-3
Use of Proceeds.......................  S-9
Risk Factors..........................  S-9
Market Prices and Dividend Data.......  S-9
Capitalization........................  S-10
Selected Financial Data...............  S-11
Federal Income Tax Considerations.....  S-12
Underwriting..........................  S-13
Legal Matters.........................  S-13

                 PROSPECTUS
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
The Company...........................    4
Use of Proceeds.......................    5
Description of Securities.............    5
Federal Income Tax Considerations.....   11
Plan of Distribution..................   13
ERISA Investors.......................   15
Legal Matters.........................   15
Experts...............................   15


======================================================

======================================================

                                X,XXX,XXX SHARES

                                      RWT

                              REDWOOD TRUST, INC.
                                  COMMON STOCK
                          ----------------------------
                             PROSPECTUS SUPPLEMENT
                          ----------------------------

                             Montgomery Securities



                                 July   , 1997


             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered are as set forth below. All such expenses, except for the SEC registration and filing fees, are estimated:

        SEC Registration................................................  $ 90,909.09
        Legal Fees and Expenses.........................................  $ 20,000.00
        Accounting Fees and Expenses....................................  $  5,000.00
        Printing and Engraving Fees.....................................  $ 10,000.00
        Miscellaneous...................................................  $  4,090.91
                                                                          -----------
                  Total.................................................  $130,000.00
                                                                           ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland provides that a Maryland corporation may indemnify any director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise or employee benefit plan, is made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification is permissible in the circumstances because the director has met the applicable standard of conduct. On the other hand, the director must be indemnified for expenses if he has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar protection for, directors.

     The law also provides for comparable indemnification for corporate officers and agents.

     The Registrant's Articles of Incorporation provide that its directors and officers shall, and its agents in the discretion of the Board of Directors may, be indemnified to the fullest extent required or permitted from time to time by the laws of Maryland.

     The Maryland GCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Articles of Incorporation contain a provision providing for elimination of the liability of its directors and officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

     The form of underwriting agreement included as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant, its directors and certain of its officers against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS.(1)

   1.1(2) Form of underwriting agreement, including forms of opinions related thereto
   5.1(2) Opinion of Tobin & Tobin, a professional corporation, as to legality (including consent of such firm)
   5.2(2) Opinion of Piper & Marbury L.L.P. as to legality (including consent of such firm)
   8.1    Opinion of Giancarlo & Gnazzo, A Professional Corporation, as to certain tax matters (including consent of such firm)
  23.1(2) Consent of Tobin & Tobin (included in Exhibit 5.1)
  23.2(2) Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2)
  23.3    Consent of Giancarlo & Gnazzo, A Professional Corporation (included in Exhibit
          8.1)
  23.4    Consent of Coopers & Lybrand, L.L.P., independent accountants.
  24.1(2) Power of Attorney (set forth on signature page)

---------------

(1) Definitive exhibits with respect to specific issuances of Securities (other than shares of Common Stock issued pursuant to an underwriting agreement substantially in the form of Exhibit 1.1) covered by this Registration Statement will be filed by amendment or incorporated by reference from reports filed by the Company pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, at the time of issuance.

(2) Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the

Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities begin registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of San Francisco, State of California, on July 3, 1997.


                                          REDWOOD TRUST, INC.

                                          By:    /s/ GEORGE E. BULL, III
                                            ------------------------------------
                                                    George E. Bull, III
                                                 (Chairman of the Board and
                                                  Chief Executive Officer)


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM S-3 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



                SIGNATURE                              POSITION                    DATE
------------------------------------------  ------------------------------  -------------------


         /s/ GEORGE E. BULL, III            Chairman of the Board, Chief       July 3, 1997
------------------------------------------  Executive Officer and Director
           George E. Bull, III              (Principal Executive Officer)
          /s/ DOUGLAS B. HANSEN*            President, Chief Financial         July 3, 1997
------------------------------------------  Officer and Director
            Douglas B. Hansen               (Principal Financial Officer)

         /s/ FREDERICK H. BORDEN*           Vice Chairman of the Board,        July 3, 1997
------------------------------------------  Secretary and Director
           Frederick H. Borden

           /s/ VICKIE L. RATH*              Vice-President, Treasurer and      July 3, 1997
------------------------------------------  Controller (Principal
              Vickie L. Rath                Accounting Officer)

            /s/ DAN A. EMMETT*              Director                           July 3, 1997
------------------------------------------
              Dan A. Emmett

           /s/ THOMAS F. FARB*              Director                           July 3, 1997
------------------------------------------
              Thomas F. Farb

          /s/ NELLO GONFIANTINI*            Director                           July 3, 1997
------------------------------------------
            Nello Gonfiantini

      /s/ CHARLES J. TOENISKOETTER*         Director                           July 3, 1997
------------------------------------------
         Charles J. Toeniskoetter

       *By /s/ GEORGE E. BULL, III
------------------------------------------
           George E. Bull, III
             Attorney-in-Fact

                                EXHIBIT INDEX(1)

EXHIBIT                                                                                  PAGE
NUMBER                              DESCRIPTION OF DOCUMENT                             NUMBER
------   -----------------------------------------------------------------------------  ------
 1.1 (2) Form of underwriting agreement, including forms of opinions related thereto......................................................................
 5.1 (2) Opinion of Tobin and Tobin, a professional corporation, as to legality
         (including consent of such firm).............................................
 5.2 (2) Opinion of Piper & Marbury L.L.P., as to legality (including consent of such firm)........................................................................
 8.1     Opinion of Giancarlo & Gnazzo, A Professional Corporation, as to certain tax matters (including consent of such firm).....................................
23.1 (2) Consent of Tobin & Tobin, a professional corporation (included in Exhibit
         5.1).........................................................................
23.2 (2) Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2)..................
23.3     Consent of Giancarlo & Gnazzo, A Professional Corporation (included in
         Exhibit 8.1).................................................................
23.4     Consent of Coopers & Lybrand, L.L.P., independent accountants................
24.1 (2) Power of Attorney (set forth on signature page)..............................

---------------

(1) Definitive exhibits with respect to specific issues of Securities (other than shares of Common Stock issued pursuant to an underwriting agreement substantially in the form of Exhibit 1.1) covered by this Registration Statement will be filed by amendment or incorporated by reference from reports filed by the Company pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, at the time of issuance.

(2) Previously filed.